Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
February 9, 2026

APPOINTMENT OF COMPANY SECRETARY

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) advises the appointment of Ms. Louisa Martino as Company Secretary, effective February 16, 2026.

Ms. Martino has over 15 years of experience providing company secretarial and corporate advisory services to a number of listed entities. Her extensive experience includes assisting with corporate compliance and capital raisings, as well as previous employment at a major accounting firm in Perth, London and Sydney where she provided corporate advisory services and performed due diligence reviews. Louisa has a Bachelor of Commerce from the University of Western Australia, is a member of Chartered Accountants Australia and New Zealand, a member of the Chartered Institute for Securities & Investment (CISI) (formerly FINSIA) and a Fellow of the Governance Institute of Australia (FGIA).

As part of this change, Mr. Gregory Swan will step down from his role as Company Secretary, effective February 16, 2026.  The Board thanks Mr. Swan for his valuable contributions to the Company over the duration of his appointment.

For the purposes of ASX Listing Rule 12.6, Ms. Martino will be the person responsible for communications between the Company and ASX.

In addition, IperionX Limited wishes to advise that, effective February 16, 2026, the Company’s registered office and principal place of business address will change to:

Level 5, 56 Pitt Street
Sydney NSW 2000
Phone +61 2 8823 3179

This notice is authorized by the Board of Directors of IperionX Limited.

For further information please contact:

info@iperionx.com
+1 980 237 8900

Virginia	Tennessee	Utah
1080 Confroy Drive South Boston, VA 24592	279 West Main Street Camden, TN 38320	1782 W 2300 S West Valley City, UT 84119
IperionX Limited ABN 84 618 935 372